Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 28, 2016

Jay Ingram, Esq.

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tecnoglass Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed March 11, 2016

File No. 333-205586

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

File No. 1-35436 Tecnoglass Inc.

Dear Mr. Ingram:

On behalf of Tecnoglass Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 25, 2016, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to David Korvin.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

The Staff’s comment is duly noted. We have revised the Registration Statement to conform to the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

2.	We note your revised disclosure in response to comment one in our letter dated August 5, 2015. Please include the ratio of earnings to fixed charges as required by Items 1010(a)(3) and 1010(c)(4) of Regulation M-A. Further, although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Securities and Exchange Commission

June 28, 2016

We have included the ratio of earnings to fixed charges as required by Items 1010(a)(3) and 1010(c)(4) of Regulation M-A as requested (see page 16 of the Registration Statement). In addition, we have included the Computation of Earnings to Fixed Charges as Exhibit 12 to the Registration Statement.

Comparative Per Share Data, page 15

3.	It is unclear how you have calculated your pro forma basic and diluted earnings per share information. You indicate that the pro forma per share information for Tecnoglass Inc. also includes an adjustment of $19,991 and $18,280 for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 for the reversal of the current period change in fair value of the warrant liability. However, these amounts appear to represent the fair value of the warrant liability as of December 31, 2014 and 2013 rather than the current period change in the fair value of the warrant liability. Please disclose and provide us with a reconciliation of your historical basic and diluted earnings per share to your pro forma basic and diluted earnings per share for all periods presented. Please clearly describe how you have computed both the denominator and numerator in your pro forma earnings per share calculation.

We have updated the comparative per data disclosure in the Registration Statement to disclose historical as-reported and unaudited proforma per share information for the three months ended March 31, 2016 and the year ended December 31, 2015. The Company notes that in preparing its Annual Report on Form 10-K for the year ended December 31, 2015, certain errors were identified, including an error in the way the Company accounted for the fair value and classification of its “earnout shares” and “warrant liabilities”. Such errors were corrected by form of a restatement to the Company’s previously reported Consolidated Financial Statements for the years ended December 31, 2013 and 2014 as well as the interim 2015 and 2014 quarterly periods. The resulting revised earnings per share calculations are included in this response letter.

The unaudited proforma per share information of Tecnoglass Inc. below gives effect to the Warrant Exchange Offer at the exchange ratio of 2.5 warrants for one ordinary share and assumes that all warrants outstanding as of the end of the period are exchanged by warrant holders. As of March 31, 2016 and December 31, 2015, there were 6,719,711 warrants (4,190,745 insider warrants and 2,528,966 public warrants) and 6,771,506 warrants (4,190,745 insider warrants and 2,580,761 public warrants) outstanding and the proforma shares outstanding assumes the warrants are exchanged for 2,687,885 ordinary shares (1,676,298 ordinary shares related to insider warrants and 1,011,587 ordinary shares related to public warrants) and 2,708,603 ordinary shares (1,676,298 ordinary shares related to insider warrants and 1,032,305 ordinary shares related to public warrants), respectively, as of the beginning of the period. This proforma assumption affects proforma shares outstanding, proforma weighted-average shares outstanding, and diluted shares outstanding where the assumption is that the dilutive effect of the insider and public warrants is at a ratio of 2.5 warrants per share from the beginning of the period. The proforma per share information for Tecnoglass Inc. also includes an adjustment of ($5,911) and $24,901 for the three-month period ended March 31, 2016 and the year ended December 31, 2015 for the reversal of the current period change in fair value of the warrant liability. This proforma assumption affects proforma net income, proforma earnings per share and proforma diluted earnings per share.

Securities and Exchange Commission

June 28, 2016

The following is a reconciliation of the Company’s historical basic and diluted earnings per share to its pro forma basic and diluted earnings per share for the three months ended March 31, 2016 and December 31, 2015:

		Three Months Ended	Year Ended
		3/31/2016	12/31/2015
Basic EPS:
As reported	A/B	$0.51	$(0.50)
Pro forma	C/D	$0.26	$0.43

Diluted EPS:
As reported	A/F	$0.47	$(0.50)
Pro forma	C/G	$0.25	$0.41

Net income (loss) in thousands:
Net income (loss) as reported	A	$13,664	$(12,765)
Add: Change in FV of warrant liability		(5,911)	24,901
Pro forma net income (loss)	C	7,753	12,136

Basic Weighted Average Shares:
As reported	B	26,907,391	25,447,564
Add: Shares Issued for Warrants exchanged		2,687,885	2,708,603
Pro forma	D	29,595,276	28,156,167

Diluted Weighted Average Shares:
As reported	F	29,328,407	28,949,642
Earnout shares released in 2016		1,000,000	-
Add: Adjustment to reflect the amount of shares to be issued as per the 2.5 warrant exchange rate vs. the market value based on cashless option		396,320	336,867
Pro forma	G	30,724,727	29,286,509

On June 1st, 2016, the Company released one million shares from its escrowed earnout shares as the Company met its 2015 EBITDA target stipulated on the Earnout Share Agreement as filed with the December 2013 Proxy Statement and Merger Agreement. As result of this transaction, the earnout share liability decreased and the additional paid in capital increased by $11,690 thousands which represents the one million shares at a stock price of $11.69 as of June 1st, 2016. Despite including the full dilutive effect of the earnout shares released in 2016, the pro-forma per share information does not include adjustments for the reversal of changes in fair value of the earnout share liability.

Note 5. Variable Interest Entities, page FS-18

Note 4. Variable Interest Entities, page FS-39

4.	We note your responses to comments three through six in our letter dated December 7, 2015. On page FS-40, you disclose that ESW LLC is not a variable interest entity as of September 30, 2015. You also indicate that VS is a variable interest entity. However, you further disclose that you are not the primary beneficiary of these entities. Please revise your footnote disclosures to fully clarify your revised conclusions regarding ESW LLC and VS. Please note that there would be no primary beneficiary conclusion if these entities are not variable interest entities. Refer to ASC 810.

Securities and Exchange Commission

June 28, 2016

We would like to call the Staff’s attention to the Company’s revised disclosure included in its Form 10-Q for the three months ended March 31, 2016 (Note 13. Related Parties, page FS-58) and Form 10-K for the year ended December 31, 2015 (Note 14. Related Parties, page FS-30), as incorporated into this Registration Statement. Upon further analysis of ESW LLC and VS during the year ended December 31 2015, the Company concluded that both of these entities are not deemed VIEs and, as such, should not be consolidated within the Company’s consolidated financial statements. The conclusion regarding the primary beneficiary has been removed since the entities are not deemed VIEs.

Exhibit 23.1

5.	Your auditor has consented to the use in this registration statement of its report dated November 10, 2015 related to the consolidated financial statements of Tecnoglass Inc. and subsidiaries. However, the audit report on page FS-2 is dated April 15, 2015. Please have your auditor revise its consent to reference the appropriate date of its audit report.

We have obtained a revised consent from the Company’s auditors that references the appropriate date of their audit report as requested. Please see revised Exhibit 23.1 to the Registration Statement filed herewith.

* * * * * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

JMG:kab

Enclosures

cc: Mr. Jose Daes